SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated March 14, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: March 14, 2000                        Mr. Gerry A. Racicot
                                            President

[LETTERHEAD OF EIGER TECHNOLOGY, INC.]

PRESS RELEASE
March 14,2000
--------------------------------------------------------------------------------
                                     TSE:AXA
                                  OTC BB:ETIFF

            Eiger Technology, Inc. acquires a GSM wireless bridgehead

Eiger Technology, Inc. signs a memorandum of understanding to purchase 25% of Nixxo Technologies, Inc.(NTI) for US $ 10 million ($500,000USD in cash and the remainder in common stock of ETI). NTI has developed its own GSM Baseband Chip technology that was presented at the February 2000 CEBIT show in Hanover, Germany. The current NTI GSM chip was well received and GSM phone manufacturers are currently developing joint alliances as a result. NTI, situated in Silicon Valley, CA., is also developing a third generation chipset to compliment its internally developed 1st and 2nd generation chipsets. These 1st and 2nd generation chipsets are GSM phase 2 compliant.

NTI's 2nd generation chipset has several advantages that separate it from the competition, including low power consumption, IrDA 1.0 support, programmable CPU 2 DSP Clock Frequencies and seamless upgrade to GSM phase 2+. Dr. S.H. Bang, President of NTI says that "our new GINI -31 will be the most advanced mixed signal GSM phase 2+ chipset available in the world market. By embedding large amounts of system memories and VCTCXO, the board size, cost and power consumption are minimized." The system memories include flash ROM, static RAM and emulated EEPROM in a single silicon die.

NTI is a research and Development and Distribution arm of Standard Telecom Co., Ltd. (STI) of Korea, a KOSDAQ listed company. STC under the NIXXO brand is a wireless phone supplier to Korea Telecom Freetel, as well as, other international phone company partners. STC also enjoys a number 2 position in the U.S. with its NIXXO brand pager project. The STC group received another in a series of international recognitions when the Templeton Group of Funds invested with the company in 1999.

Mr. Gerry A. Racicot, president of ETI says that "Eiger has acquired the bridgehead in internet, multimedia and wireless communication, necessary to meet our objective of providing leading edge technology to the international marketplace."

                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE